Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(2)
(To Prospectus dated October 9, 2009)	Registration No. 333-161100

107,103 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying Prospectus Supplement No. 1 and the accompanying base prospectus, we are offering 107,103 shares of common stock to YA Global Master SPV Ltd., or YA Global, at a price of $2.0541 per share, pursuant to our previously announced Standby Equity Distribution Agreement, or SEDA, dated June 28, 2011 with YA Global.  The total purchase price and proceeds we will receive from the sale of these  shares is $220,000, which represents a portion of the initial $1,100,000 advance that was initiated as of the signing of the SEDA and reported in Prospectus Supplement No. 1.  As further described in  Prospectus Supplement No. 1, the number of shares to be issued in connection with the initial $1,100,000 advance  will be determined and settled in accordance with the SEDA in equal amounts during the five weeks following execution of the SEDA.  The purchase price for the shares issued under this Prospectus Supplement No. 3, and for the shares issued pursuant to each of the remaining settlements of the initial $1,100,000 drawdown, is determined each week, in accordance with the pricing terms of the SEDA, prior to the settlement of such tranche.

These shares are being issued as part of the commitment by YA Global to purchase  from time to time, at our option, up to $7,500,000 of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1.

We expect to issue the 107,103 shares to YA Global on or about July 15, 2011.

In addition to our issuance of common shares to YA Global pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.    For additional information on the methods of sale that may be used by YA Global, see the section entitled “Plan of Distribution” on page S-13 of Prospectus Supplement No. 1.

Our common stock is listed on The NASDAQ Capital Market under the symbol “ENMD”.  The last reported sale price of our common stock on The NASDAQ Capital Market on July 14, 2011 was $2.20 per share.

As of June 28, 2011, the date that we entered into the SEDA, the aggregate market value of our outstanding common stock held by non-affiliates was $52,651,270, based  on 11,597,491 shares of outstanding common stock, of which 10,530,254 are held by non-affiliates, and a per share price of $5.00 based on the closing sale price of our common stock on May 20, 2011.  As of the date hereof, as a result of entering into the SEDA, we have offered securities with an aggregate market value of $13,659,949, which amount includes the $7,500,000 commitment under the SEDA, pursuant to General Instruction I.B.6. of Form S-3, during the prior 12 calendar month period that ends on and includes the date of this prospectus.  The shares issued pursuant to this prospectus supplement represent a portion of the shares to be sold to YA Global as part of our initial drawdown of $1,100,000.  We have not requested any further drawdowns as of the date of this prospectus supplement.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page S-4 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 15, 2011

THE OFFERING

Shares of Common Stock offered	107,103 shares of common stock of EntreMed, Inc.

Purchaser	YA Global Master SPV Ltd., pursuant to the Standby Equity Distribution Agreement dated June 28, 2011.

Purchase price
$2.0541 per share, for an aggregate of $220,000.   The price per share is determined in accordance with the SEDA, and represents 97% of the lowest daily VWAP during the five (5) consecutive trading days after the date of the advance notice.  “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P.   The “advance notice” for this portion of the initial drawdown was deemed to be delivered on July 7, 2011.

Settlement date	On or about July 15, 2011.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” in the accompanying prospectus supplement.

Symbol for our common stock on the Nasdaq Capital Market	“ENMD”

Resale
This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA Global to the public. See “Plan of Distribution” in the accompanying prospectus supplement.